                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


---------------------------------
In the Matter of                 |
FirstEnergy Corp.                |
                                 |        File Nos. 70-9793 and 70-9941
(Public Utility Holding          |
Company Act of 1935)             |
---------------------------------


                           CERTIFICATE OF NOTIFICATION

        This Certificate of Notification is filed by FirstEnergy Corp. ("FirstEnergy"), an Ohio corporation, in connection with the following transactions proposed in FirstEnergy's Applications/Declarations on Form U-1, as amended (the "Applications-Declarations"), and authorized by Order of the Securities and Exchange Commission (the "Commission") dated October 29, 2001 (the "Order"), pursuant to the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), in File Nos. 70-9793 and 70-9941 (Release No. 35-27459). Capitalized terms used herein without definition have the meaning ascribed to them in the Applications-Declarations or the Agreement and Plan of Merger dated as of August 8, 2000 between GPU, Inc. ("GPU") and FirstEnergy. FirstEnergy hereby certifies pursuant to Rule 24:

        i) That FirstEnergy acquired all of the issued and outstanding common stock of Northeast Ohio Natural Gas Corp. ("NONGC") and that the NONGC stock is held by FirstEnergy's wholly-owned subsidiary MARBEL Energy Corporation, which is exempt from all requirements of the 1935 Act, except for section 9(a)(2) thereof pursuant to section 3(a)(1) and Rule 2 thereunder.

        ii) That FirstEnergy acquired all of the issued and outstanding common stock of GPU, which thereafter merged with and into FirstEnergy and ceased to exist.

        iii) That FirstEnergy has paid in cash for 50%, and issued of its common stock in exchange for 50%, of the shares of common stock of GPU outstanding at the time of the Merger.

        iv) That FirstEnergy acquired through the Merger directly all of the issued and outstanding voting securities of the GPU Energy Companies and indirectly acquired all of the issued and outstanding voting securities of York Haven Power Company and Waverly Electric Power & Light Company.

        v) That FirstEnergy continues to provide, at cost as defined in Rules 90 and 91, services to affiliates including the Utility Subsidiaries during an interim period ending on or before February 1, 2003, at which time all such services will be provided by FirstEnergy Service Company.

        vi) That FirstEnergy retains directly or indirectly FirstEnergy's and GPU's non-utility businesses existing as of October 29, 2001, as set forth in the Applications-Declarations.

        vii) That except with respect to financing transactions, which will be reported as set out in the Order, the transactions described in the Applications-Declarations have been completed.

        Attached hereto as Exhibits F-2.1 - F-2.5 and Exhibit D-2 are past tense opinions of counsel to FirstEnergy with respect to the Applications-Declarations.

                                    SIGNATURE

        Pursuant to the requirements of the 1935 Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                       FirstEnergy Corp.



                                       By: /s/ Leila L. Vespoli
                                           -------------------------------
                                       Leila L. Vespoli
                                       Senior Vice President and General Counsel


Dated: November 7, 2001

                                                                     EXHIBIT D-2




                                FirstEnergy Corp.
                              76 South Main Street
                                Akron, Ohio 44308
                               Phone: 330-384-5800



                                November 7, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     FirstEnergy Corp. and Northeast Ohio Natural Gas Corp.; SEC File
        No. 70-9941

Ladies and Gentlemen:

        I refer to the Application-Declaration on Form U-1 in File No. 70-9941, as amended (the "Application"), under the Public Utility Holding Company Act of 1935 (the "Act"), filed by FirstEnergy Corp, an Ohio corporation ("FirstEnergy") and a registered holding company under the Act, which sought authority for the acquisition (the "Transaction") by FirstEnergy of all the issued and outstanding voting securities of Northeast Ohio Natural Gas Corp., an Ohio corporation ("NONGC"). The Transaction was authorized by order of the Securities and Exchange Commission (the "Commission"), dated October 29, 2001, Release No. 35-27459 (the "Commission Order").

        I am Senior Vice President and General Counsel of FirstEnergy and have acted as such in connection with the filing of the Application. All capitalized terms used herein, but not defined herein, shall have the meaning ascribed to them in the Application.

        In connection with this opinion, I (or persons under my supervision or control) have examined the Application and the exhibits thereto and originals, or copies certified to my satisfaction, of such corporate records of the FirstEnergy and NONGC, certificates of public officials, orders of regulatory bodies having jurisdiction over aspects of the Transaction including the Commission Order, certificates of officers and representatives of FirstEnergy, and NONGC and such other documents, records and matters of law as I have deemed necessary for the purposes of this opinion.

        Based on the foregoing, and subject to the assumptions, qualifications and limitations hereinafter specified, I am of the opinion that, for the Transaction described in the Application and authorized by the Commission Order:

        1. The laws of the State of Ohio applicable to the Transaction have been complied with.

        2. FirstEnergy and NONGC are validly organized and duly existing corporations.

        3. FirstEnergy has acquired all the outstanding common stock of NONGC.

        4. The consummation of the Transaction did not violate the legal rights of the lawful holders of any securities issued by FirstEnergy or any associate company of FirstEnergy.

        This opinion in respect of the Transaction as described in the Application and authorized by the Commission Order is subject to the following assumptions or conditions:

                (i) No opinions are expressed with respect to laws other than those of the State of Ohio.

                (ii) I have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. As to various questions of fact material to such opinions I have, when relevant facts were not independently established, relied upon certificates by officers of FirstEnergy, NONGC and other appropriate persons and statements contained in the Application.

        I hereby consent to the filing of this opinion as Exhibit D-2 to the Application to be filed with the Certificate of Notification.



                                       Respectfully yours,

                                       /s/ Leila L. Vespoli

                                       Leila L. Vespoli

                                       Senior Vice President and General Counsel

                                                                   EXHIBIT F-2.1


                           Jones, Day, Reavis & Pogue
                              77 West Wacker Drive
                                   Suite 3500
                             Chicago, Illinois 60601
                               Phone: 312-782-3939


                                November 7, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re:     FirstEnergy Corp. and GPU, Inc.;  SEC File No. 70-9793

Ladies and Gentlemen:

                We refer to the Application-Declaration on Form U-1 in File No. 70-9793, as amended (the "Application"), under the Public Utility Holding Company Act of 1935 (the "Act"), filed by FirstEnergy Corp, an Ohio corporation ("FirstEnergy") and a registered holding company under the Act, and certain Subsidiaries of FirstEnergy and authorized by order of the Securities and Exchange Commission (the "Commission") dated October 29, 2001 (the "Order") granting authority for the following, all as more fully described in the Application and the Order (the "Transactions"):

        a. the acquisition by FirstEnergy of all the issued and outstanding voting securities of the following U.S. electric utility operating subsidiaries of GPU, Inc. ("GPU"): Jersey Central Power & Light Company, a New Jersey corporation ("JCP&L"), Pennsylvania Electric Company, a Pennsylvania corporation ("Penelec") and Metropolitan Edison Company, a Pennsylvania corporation ("Met-Ed") and the indirect acquisition of York Haven Power Company, a Pennsylvania corporation ("York Haven") and Waverly Electric Power & Light Company, a Pennsylvania corporation ("Waverly Electric"); such acquisition to be accomplished through a merger (the "Merger") of GPU into FirstEnergy pursuant to the terms of the Agreement and Plan of Merger, dated as of August 8, 2000 (the "Merger Agreement"), between FirstEnergy and GPU.

        b. The issuance by FirstEnergy of its common stock in exchange for 50% of the shares of GPU common stock outstanding at the time the Merger is completed, subject to a certain adjustments described in the Merger Agreement. The Merger and the issuance of common stock in connection therewith are referred to as the "Merger Transactions."

        c. Financing transactions by FirstEnergy, and in the limited circumstances set out in the Application, by the Utility Subsidiaries, in the amount of $8.0 billion (which includes the common stock issued in the Merger) and related transactions (the "Financings"), representing additions to capital, additional equity securities, preferred securities and debt (which amount includes debt required to finance the cash portion of the Merger), in each case including refinancings which do not alter outstanding capital but which will not count against the limits, for the period beginning with the effective date of an order issued pursuant to the Application and continuing to and including June 30, 2003 (the "Authorization Period").

        d. The issuance of 30 million shares of common stock under dividend reinvestment and stock-based management incentive and employee benefit plans pursuant to Sections 6(a) and 7 of the Act (the "Plan Common Stock issuances").

        e. The issuance of one purchase right (a "Right") together with each share of FirstEnergy common stock issued in accordance with the authority requested in the Application.

        f. The issuance by FirstEnergy and the Subsidiaries of guarantees (the "Guarantees") in an aggregate amount not to exceed $4.0 billion outstanding at any time in exposure.

        g. The authorization and approval of intra-system guarantees, the formation and operation of a utility money pool (the "Utility Money Pool") and a non-utility money pool (the "Non-Utility Money Pool"). The Financings, the Plan Common Stock issuances, the Rights transactions, the Guarantees, the Utility Money Pool transactions and Non-Utility Money Pool Transactions are referred to as the "Securities Transactions."

        We have acted as counsel to FirstEnergy in connection with the filing of the Application. All capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Application.

        In connection with this opinion, we have examined the Application and the exhibits thereto and the Merger Agreement, and originals, or copies certified to our satisfaction, of such corporate records of FirstEnergy, GPU and other entities, certificates of public officials, orders of regulatory bodies having jurisdiction over aspects of the Transaction, certificates of officers and representatives of FirstEnergy, GPU and other entities and such other documents, records and matters of law as we have deemed necessary for the purposes of this opinion.

        Based on the foregoing, and subject to the assumptions, qualifications and limitations hereinafter specified, we are of the opinion that:

        1. FirstEnergy legally acquired pursuant to the Merger all the outstanding common stock of JCP&L, Penelec and Met-Ed and the other Subsidiaries of GPU in existence at the date of the Merger.

        2. The consummation of the Transactions did not violate the legal rights of the lawful holders of any securities issued by FirstEnergy or any associate company of FirstEnergy.

        This opinion in respect of the Transactions as described in the Application is subject to the following assumptions or conditions:

                (i) The authorizations and approvals of the Transactions given by the Boards of Directors and shareholders of FirstEnergy and GPU remained in effect at the closings thereof and the Financing Transactions shall have been conducted in accordance with the applicable authorizations and approvals.

                (ii) The Transactions have been accomplished in accordance with required approvals, authorizations, consents, certificates and orders of all state and federal commissions or regulatory authorities having jurisdiction over any of the Transactions (including, with respect to the Merger, the approval and authorization of the Federal Energy Regulatory Commission under the Federal Power Act, the Federal Communications Commission under the Communications Act, the Nuclear Regulatory Commission under the Atomic Energy Act, the Pennsylvania Public Utility Commission under the applicable laws of the Commonwealth of Pennsylvania, the New Jersey Board of Public Utilities under the applicable laws of New Jersey and the New York Public Service Commission under laws of the State of New
                        York) and all such required approvals, authorizations, consents, certificates, orders and registrations remained in effect at the closings thereof.

                (iii) With respect to those Transactions occurring after FirstEnergy became subject to registration pursuant to
                        Section 5 of the Act and the rules of the Securities and Exchange Commission thereunder, FirstEnergy has duly registered with the Securities and Exchange Commission as a holding company pursuant to Section 5 of the Act and the rules of the Securities and Exchange Commission thereunder.

                (iv) The Merger has been completed in accordance with the Merger Agreement; instruments of merger have been duly and validly filed with the Secretaries of State of the Commonwealth of Pennsylvania and State of Ohio, respectively, and such other corporate formalities as are required by the laws of such jurisdictions for the consummation of the merger contemplated by the Merger Agreement have been taken; and such merger became effective in accordance with the laws of Pennsylvania and Ohio, respectively.

                (v) The parties have obtained all consents, waivers and releases, if any, required for the Transactions under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

                (vi) The documentation necessary for the Financing Transactions shall constitute the valid, binding and enforceable obligations of the parties to such documents other than the FirstEnergy or other issuer thereof (the "Issuers") and each Issuer shall have received the agreed upon consideration for the securities in accordance with the authorizations and approvals referred to in subparagraphs (i) and (iii) above.

                (vii) A registration statement shall have been declared effective under the Securities Act of 1933 or an exemption from registration shall be applicable under such act with respect to each Financing Transaction and no stop order shall have been entered by the Securities and Exchange Commission with respect thereto.

                (viii) No opinions are expressed with respect to laws other than those of the States of Ohio, New Jersey and New York and the Commonwealth of Pennsylvania and U.S. federal law. With respect to all matters governed by the laws of the (1) State of Ohio, we have relied on the opinion of Leila L. Vespoli, Vice President and General Counsel of FirstEnergy, (2) the State of New Jersey, we have relied on the opinion of Thelen, Reid & Priest LLP,
                        (3) the State of New York, we have relied on the opinion of Whiteman Osterman & Hanna LLP and (4) the Commonwealth of Pennsylvania, we have relied on the opinion of Ryan, Russell, Ogden & Seltzer LLP, each dated the date hereof.

                (ix) We have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. As to various questions of fact material to such opinions we have, when relevant facts were not independently established, relied upon certificates by officers of FirstEnergy, GPU and other appropriate persons and statements contained in the Application.

        We hereby consent to the filing of this opinion as an exhibit to the Application.



                                              Respectfully yours,

                                              JONES, DAY, REAVIS & POGUE

                                                                   EXHIBIT F-2.2



                                FirstEnergy Corp.
                              76 South Main Street
                                Akron, Ohio 44308
                               Phone: 330-384-5800


                                November 7, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re:     FirstEnergy Corp. and GPU, Inc.;  SEC File No. 70-9793

Ladies and Gentlemen:

                I refer to the Application-Declaration on Form U-1 in File No. 70-9793, as amended (the "Application"), under the Public Utility Holding Company Act of 1935 (the "Act"), filed by FirstEnergy Corp, an Ohio corporation ("FirstEnergy") and a registered holding company under the Act, and certain Subsidiaries of FirstEnergy and authorized by order of the Securities and Exchange Commission (the "Commission") dated October 29, 2001 (the "Order") granting authority for the following, all as more fully described in the Application and the Order (the "Transactions"):

        a. the acquisition by FirstEnergy of all the issued and outstanding voting securities of the following U.S. electric utility operating subsidiaries of GPU, Inc. ("GPU"): Jersey Central Power & Light Company, a New Jersey corporation ("JCP&L"), Pennsylvania Electric Company, a Pennsylvania corporation ("Penelec") and Metropolitan Edison Company, a Pennsylvania corporation ("Met-Ed") and the indirect acquisition of York Haven Power Company, a Pennsylvania corporation ("York Haven") and Waverly Electric Power & Light Company, a Pennsylvania corporation ("Waverly Electric"); such acquisition to be accomplished through a merger (the "Merger") of GPU into FirstEnergy pursuant to the terms of the Agreement and Plan of Merger, dated as of August 8, 2000 (the "Merger Agreement"), between FirstEnergy and GPU.

        b. The issuance by FirstEnergy of its common stock in exchange for 50% of the shares of GPU common stock outstanding at the time the Merger is completed, subject to a certain adjustments described in the Merger Agreement. The Merger and the issuance of common stock in connection therewith are referred to as the "Merger Transactions."

        c. Financing transactions by FirstEnergy, and in the limited circumstances set out in the Application, by the Utility Subsidiaries, in the amount of $8.0 billion (which includes the common stock issued in the Merger) and related transactions (the "Financings"), representing additions to capital, additional equity securities, preferred securities and debt (which amount includes debt required to finance the cash portion of the Merger), in each case including refinancings which do not alter outstanding capital but which will not count against the limits, for the period beginning with the effective date of an order issued pursuant to the Application and continuing to and including June 30, 2003 (the "Authorization Period").

        d. The issuance of 30 million shares of common stock under dividend reinvestment and stock-based management incentive and employee benefit plans pursuant to Sections 6(a) and 7 of the Act (the "Plan Common Stock issuances").

        e. The issuance of one purchase right (a "Right") together with each share of FirstEnergy common stock issued in accordance with the authority requested in the Application.

        f. The issuance by FirstEnergy and the Subsidiaries of guarantees (the "Guarantees") in an aggregate amount not to exceed $4.0 billion outstanding at any time in exposure.

        g. The authorization and approval of intra-system guarantees, the formation and operation of a utility money pool (the "Utility Money Pool") and a non-utility money pool (the "Non-Utility Money Pool"). The Financings, the Plan Common Stock issuances, the Rights transactions, the Guarantees, the Utility Money Pool transactions and Non-Utility Money Pool Transactions are referred to as the "Securities Transactions."

        I am Senior Vice President and General Counsel of FirstEnergy and have acted as such in connection with the filing of the Application. All capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Application.

        In connection with this opinion, I (or persons under my supervision or control) have examined the Application and the exhibits thereto and the Merger Agreement, and originals, or copies certified to my satisfaction, of such corporate records of the FirstEnergy, GPU and other entities, certificates of public officials, orders of regulatory bodies having jurisdiction over aspects of the Transaction, certificates of officers and representatives of FirstEnergy, GPU and other entities and such other documents, records and matters of law as I have deemed necessary for the purposes of this opinion.

        Based on the foregoing, and subject to the assumptions, qualifications and limitations hereinafter specified, I am of the opinion that:

        1. The laws of the State of Ohio applicable to the Transactions will have been complied with.

        2. FirstEnergy is a validly organized and duly existing corporation.

        3. The common stock issued by FirstEnergy in the Merger in exchange for the common stock of GPU, and issued in any Financing Transaction, are, respectively, will be validly issued, fully paid and nonassessable and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the Amended Articles of Incorporation of FirstEnergy

        4. Each debt, preferred or other security to be issued by any Issuer in connection with any Financing Transaction will be a valid and binding obligation of such Issuer in accordance with its terms.

        5. FirstEnergy legally acquired pursuant to the Merger all the outstanding common stock of JCP&L, Penelec and Met-Ed and the other Subsidiaries of GPU in existence at the date of the Merger.

        6. The consummation of the Transactions did not violate the legal rights of the lawful holders of any securities issued by FirstEnergy or any associate company of FirstEnergy.

        This opinion in respect of the proposed Transactions as described in the Application is subject to the following assumptions or conditions:

                (i) The authorizations and approvals of the Transactions given by the Boards of Directors and shareholders of FirstEnergy and GPU remained in effect at the closings thereof and the Financing Transactions shall have been conducted in accordance with the applicable authorizations and approvals.

                (ii) Transactions have been accomplished in accordance with required approvals, authorizations, consents, certificates and orders of all state and federal commissions or regulatory authorities having jurisdiction over any of the Transactions (including, with respect to the Merger, the approval and authorization of the Federal Energy Regulatory Commission under the Federal Power Act, the Federal Communications Commission under the Communications Act, the Nuclear Regulatory Commission under the Atomic Energy Act, the Pennsylvania Public Utility Commission under the applicable laws of the Commonwealth of Pennsylvania, the New Jersey Board of Public Utilities under the applicable laws of New Jersey, the New York Public Service Commission under laws of the State of New York and the Regulatory Entity of Provincial Public Services of the Province of Salta, Argentina) and all such required approvals, authorizations, consents, certificates, orders and registrations remained in effect at the closings thereof.

                (iii) With respect to those Transactions occurring after FirstEnergy became subject to registration pursuant to
                        Section 5 of the Act and the rules of the Securities and Exchange Commission thereunder, FirstEnergy has duly registered with the Securities and Exchange Commission as a holding company pursuant to Section 5 of the Act and the rules of the Securities and Exchange Commission thereunder.

                (iv) The Merger has been completed in accordance with the Merger Agreement; instruments of merger shall have been duly and validly filed with the Secretaries of State of the Commonwealth of Pennsylvania and State of Ohio, respectively, and such other corporate formalities as are required by the laws of such jurisdictions for the consummation of the merger contemplated by the Merger Agreement have been taken; and such merger became effective in accordance with the laws of Pennsylvania and Ohio, respectively.

                (v) The parties have obtained all consents, waivers and releases, if any, required for the Transactions under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

                (vi) The documentation necessary for the Financing Transactions shall constitute the valid, binding and enforceable obligations of the parties to such documents other than the FirstEnergy or other issuer thereof (the "Issuers") and each Issuer shall have received the agreed upon consideration for the securities in accordance with the authorizations and approvals referred to in subparagraph (iii) above.

                (vii) A registration statement shall have been declared effective under the Securities Act of 1933 or an exemption from registration shall be applicable under such act with respect to each Financing Transaction, and no stop order shall have been entered by the Securities and Exchange Commission with respect thereto.

                (viii) No opinions are expressed with respect to laws other than those of the State of Ohio. I understand that Jones, Day, Reavis & Pogue will rely on this opinion in giving its opinion with respect to the subject matter hereof and I hereby consent to such reliance.

                (ix) No stop order has been entered by the Securities and Exchange Commission with respect to the Registration Statement on Form S-4 (File No. 333-46444); and the issuance of shares of FirstEnergy common stock in connection with the Merger shall have been consummated in compliance with the Securities Act of 1933 and the rules and regulations thereunder.

                (x) JCP&L will have received all necessary approvals, if any, from the BPU prior to entering into any financing transaction, participating in the Utility Money Pool or entering into any Anticipatory Hedge or any other interest rate management device, as more fully described in the Application.

                (xi) I have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. As to various questions of fact material to such opinions I have, when relevant facts were not independently established, relied upon certificates by officers of FirstEnergy, GPU and other appropriate persons and statements contained in the Application.

        I hereby consent to the filing of this opinion as an exhibit to the Application.



                                       Respectfully yours,

                                       /s/ Leila L. Vespoli

                                       Leila L. Vespoli
                                       Senior Vice President and General Counsel
                                       FirstEnergy Corp.

                                                                   EXHIBIT F-2.3



                          Whiteman Osterman & Hanna LLP
                               One Commerce Plaza
                             Albany, New York 12260
                               Phone: 518-487-7600

                                November 7, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re:     FirstEnergy Corp. and GPU, Inc.;  SEC File No. 70-9793

Ladies and Gentlemen:

                We refer to the Application-Declaration on Form U-1 in File No. 70-9793, as amended (the "Application"), under the Public Utility Holding Company Act of 1935 (the "Act"), filed by FirstEnergy Corp, an Ohio corporation ("FirstEnergy") and a registered holding company under the Act, and certain Subsidiaries of FirstEnergy and authorized by order of the Securities and Exchange Commission (the "Commission") dated October 29, 2001 (the "Order") granting authority for the following, all as more fully described in the Application and the Order (the "Transactions"):

        a. The acquisition by FirstEnergy of all the issued and outstanding voting securities of the following U.S. electric utility operating subsidiaries of GPU, Inc. ("GPU"): Jersey Central Power & Light Company, a New Jersey corporation ("JCP&L"), Pennsylvania Electric Company, a Pennsylvania corporation ("Penelec") and Metropolitan Edison Company, a Pennsylvania corporation ("Met-Ed") and the indirect acquisition of York Haven Power Company, a Pennsylvania corporation ("York Haven") and Waverly Electric Power & Light Company, a Pennsylvania corporation ("Waverly Electric"); such acquisition to be accomplished through a merger (the "Merger") of GPU into FirstEnergy pursuant to the terms of the Agreement and Plan of Merger, dated as of August 8, 2000 (the "Merger Agreement"), between FirstEnergy and GPU.

        b. certain financing transactions by FirstEnergy, and in the limited circumstances set out in the Application, by the Utility Subsidiaries, in the amount of $8.0 billion; and

        c. the authorization and approval of certain guarantees and the formation and operation of a utility money pool (the "Utility Money Pool") and a non-utility money pool (the "Non-Utility Money Pool").

        We have acted as counsel to FirstEnergy and GPU in connection with the filing of the Application. All capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Application.

        In connection with this opinion, we have examined the Application and the exhibits thereto and the Merger Agreement, and originals, or copies certified to our satisfaction, of such corporate records of the FirstEnergy, GPU and other entities, certificates of public officials, orders of regulatory bodies having jurisdiction over aspects of the Transactions, certificates of officers and representatives of FirstEnergy, GPU and other entities and such other documents, records and matters of law as we have deemed necessary for the purposes of this opinion.

        Based on the foregoing, and subject to the assumptions, qualifications and limitations hereinafter specified, we are of the opinion that the laws of the State of New York applicable to the Transactions have been complied with.

        This opinion in respect of the proposed Transactions as described in the Application is subject to the following assumptions or conditions:

                (i) The authorizations and approvals of the Transactions given by the Boards of Directors and shareholders of FirstEnergy and GPU remained in effect at the closings thereof and the Financing Transactions shall have been conducted in accordance with the applicable authorizations and approvals.

                (ii) The Transactions shall have been accomplished in accordance with required approvals, authorizations, consents, certificates and orders of all state and federal commissions or regulatory authorities having jurisdiction over any of the Transactions (including, with respect to the Merger, the approval and authorization of the Federal Energy Regulatory Commission under the Federal Power Act, the Nuclear Regulatory Commission under the Atomic Energy Act, the Pennsylvania Public Utility Commission under the applicable laws of the Commonwealth of Pennsylvania, the New Jersey Board of Public Utilities under the applicable laws of New Jersey and the New York Public Service Commission under laws of the State of New York) and all such required approvals, authorizations, consents, certificates, orders and registrations remained in effect at the closings thereof.

                (iii) With respect to those Transactions occurring after FirstEnergy became subject to registration pursuant to
                        Section 5 of the Act and the rules of the Securities and Exchange Commission thereunder, FirstEnergy has duly registered with the Securities and Exchange Commission as a holding company pursuant to Section 5 of the Act and the rules of the Securities and Exchange Commission thereunder.

                (iv) The Merger has been completed in accordance with the Merger Agreement; instruments of merger shall have been duly and validly filed with the Secretaries of State of the Commonwealth of Pennsylvania and

                        State of Ohio, respectively, and such other corporate formalities as are required by the laws of such jurisdictions for the consummation of the merger contemplated by the Merger Agreement have been taken; and such merger became effective in accordance with the laws of Pennsylvania and Ohio, respectively.

                (v) The parties have obtained all consents, waivers and releases, if any, required for the Transactions under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

                (vi) The documentation necessary for the Financing Transactions shall constitute the valid, binding and enforceable obligations of the parties to such documents other than the FirstEnergy or other issuer thereof (the "Issuers") and each Issuer shall have received the agreed upon consideration for the securities in accordance with the authorizations and approvals referred to in subparagraph (iii) above.

                (vii) A registration statement shall have been declared effective under the Securities Act of 1933 or an exemption from registration shall be applicable under such act with respect to each Financing Transaction, and no stop order shall have been entered by the Securities and Exchange Commission with respect thereto.

                (viii) No opinions are expressed with respect to laws other than those of the State of New York. We understand that Jones, Day, Reavis & Pogue will rely on this opinion in giving its opinion with respect to the subject matter hereof and we hereby consent to such reliance.

                (ix) No stop order has been entered by the Securities and Exchange Commission with respect to the Registration Statement on Form S-4 (File No. 333-46444); and the issuance of shares of FirstEnergy common stock in connection with the Merger shall have been consummated in compliance with the Securities Act of 1933 and the rules and regulations thereunder.

                (x) All necessary action, if any, under state "Blue Sky" laws to permit the consummation of each of the Transactions has been completed prior to consummation of such Transaction.

                (xi) Penelec and Waverly Electric will have received all necessary approvals, if any, from the New York Public Service Commission prior to entering into any financing transaction, participating in the Utility Money Pool or entering into any Anticipating Hedge or any other interest rate management device, as more fully described in the Application.

                (xii) We have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. As to various questions of fact material to such opinions we have, when relevant facts were not independently established, relied upon certificates by officers of FirstEnergy, GPU and other appropriate persons and statements contained in the Application.

        We hereby consent to the filing of this opinion as an exhibit to the Application.



                                                Respectfully yours,



                                                Whiteman Osterman & Hanna LLP

                                                                   EXHIBIT F-2.4



                            Thelen, Reid & Priest LLP
                                65 Madison Avenue
                              Morristown, NJ 07960
                               Phone: 973-644-3400

                                November 7, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re:     FirstEnergy Corp. and GPU, Inc.;  SEC File No. 70-9793

Ladies and Gentlemen:

                We refer to our opinion dated October 29, 2001 filed as Exhibit F-1.4 to Amendment No. 3, dated the same date, to the Application-Declaration on Form U-1 in File No. 70-9793, as amended (the "Application"), under the Public Utility Holding Company Act of 1935 (the "Act"), filed with the Securities and Exchange Commission (the "Commission") by, inter alia, FirstEnergy Corp., an Ohio corporation ("FirstEnergy") and, as of November 7, 2001, a registered holding company under the Act, certain Subsidiaries of FirstEnergy. By order dated October 29, 2001 (the "Order"), the Commission permitted the Application to become effective and granted authority for, among other things, the following actions, all as more fully described in the Application and the Order:

        a. the acquisition by FirstEnergy of all the issued and outstanding voting securities of the following U.S. electric utility operating subsidiaries of GPU, Inc. ("GPU"): Jersey Central Power & Light Company, a New Jersey corporation ("JCP&L"), Pennsylvania Electric Company, a Pennsylvania corporation and Metropolitan Edison Company, a Pennsylvania corporation and the indirect acquisition of York Haven Power Company, a Pennsylvania corporation and Waverly Electric Power & Light Company, a Pennsylvania corporation; such acquisition to be accomplished through a merger of GPU into FirstEnergy pursuant to the terms of the Agreement and Plan of Merger, dated as of August 8, 2000, between FirstEnergy and GPU;

        b. certain financing transactions by FirstEnergy, and, in the limited circumstances set out in the Application, by the Utility Subsidiaries, in an amount of $8.0 billion; and

        c. the authorization and approval of the formation and operation of a utility money pool and a non-utility money pool.

        We have acted as counsel to GPU in connection with the filing of the Application. All capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Application.

        In addition to the examination recited in the aforesaid opinion, we have also examined the Order and FirstEnergy's Certificate of Notification, dated this date, filed with the Commission pursuant to Rule 24 under the Act certifying as to the completion certain of the transactions proposed in the Application for which authority was granted in the Order (the transactions as so completed being herein referred to as the "Transactions").

        Based on the foregoing, and subject to the assumptions, qualifications and limitations hereinafter specified, we are of the opinion that the laws of the State of New Jersey applicable to the Transactions have been complied with.

        This opinion in respect of the Transactions as described in the Application is subject to the following assumptions or conditions:

                (i) The parties have obtained all consents, waivers and releases, if any, required for the Transactions under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

                (ii) No opinions are expressed with respect to laws other than those of the State of New Jersey.

                (iii) All action under state "Blue Sky" laws to permit the consummation of the Transactions have been completed.

                (iv) We have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. As to various questions of fact material to such opinions we have, when relevant facts were not independently established, relied upon certificates by officers of GPU, JCP&L and other appropriate persons and statements contained in the Application.

        We hereby consent to the filing of this opinion as an exhibit to the aforesaid Certificate of Notification filed pursuant to Rule 24 and in any proceeding before the Commission that may be held in connection therewith. We understand that Jones, Day, Reavis & Pogue will rely on this opinion in giving its opinion with respect to the subject matter hereof and we hereby consent to such reliance.



                                               Respectfully yours,

                                               THELEN REID & PRIEST LLP

                                                                   EXHIBIT F-2.5



                       Ryan, Russell, Ogden & Seltzer LLP
                       1100 Berkshire Boulevard, Suite 301
                        Reading, Pennsylvania 19610-1221
                               Phone: 610-372-4761

                                November 7, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re:     FirstEnergy Corp. and GPU, Inc.;  SEC File No. 70-9793

Ladies and Gentlemen:

                We refer to the Application-Declaration on Form U-1 in File No. 70-9793, as amended (the "Application"), under the Public Utility Holding Company Act of 1935 (the "Act"), filed by FirstEnergy Corp, an Ohio corporation ("FirstEnergy") and a registered holding company under the Act, and certain Subsidiaries of FirstEnergy and authorized by order of the Securities and Exchange Commission (the "Commission") dated October 29, 2001 (the "Order") granting authority for the following, all as more fully described in the Application and the Order (the "Transactions"):

        a. the acquisition by FirstEnergy of all the issued and outstanding voting securities of the following U.S. electric utility operating subsidiaries of GPU, Inc. ("GPU"): Jersey Central Power & Light Company, a New Jersey corporation ("JCP&L"), Pennsylvania Electric Company, a Pennsylvania corporation ("Penelec") and Metropolitan Edison Company, a Pennsylvania corporation ("Met-Ed") and the indirect acquisition of York Haven Power Company, a Pennsylvania corporation ("York Haven") and Waverly Electric Power & Light Company, a Pennsylvania corporation ("Waverly Electric"); such acquisition to be accomplished through a merger (the "Merger") of GPU into FirstEnergy pursuant to the terms of the Agreement and Plan of Merger, dated as of August 8, 2000 (the "Merger Agreement"), between FirstEnergy and GPU.

        b. The issuance by FirstEnergy of its common stock in exchange for 50% of the shares of GPU common stock outstanding at the time the Merger is completed, subject to a certain adjustments described in the Merger Agreement. The Merger and the issuance of common stock in connection therewith are referred to as the "Merger Transactions."

        c. Financing transactions by FirstEnergy, and in the limited circumstances set out in the Application, by the Utility Subsidiaries, in the amount of $8.0 billion (which includes the common stock issued in the Merger) and related transactions (the "Financings"), representing additions to capital, additional equity securities, preferred securities and debt (which amount includes debt required to finance the cash portion of the Merger), in each case including refinancings which do not alter outstanding capital but which will not count against the limits, for the period beginning with the effective date of an order issued pursuant to the Application and continuing to and including June 30, 2003 (the "Authorization Period").

        d. The issuance of 30 million shares of common stock under dividend reinvestment and stock-based management incentive and employee benefit plans pursuant to Sections 6(a) and 7 of the Act (the "Plan Common Stock issuances").

        e. The issuance of one purchase right (a "Right") together with each share of FirstEnergy common stock issued in accordance with the authority requested in the Application.

        f. The issuance by FirstEnergy and the Subsidiaries of guarantees (the "Guarantees") in an aggregate amount not to exceed $4.0 billion outstanding at any time in exposure.

        g. The authorization and approval of intra-system guarantees, the formation and operation of a utility money pool (the "Utility Money Pool") and a non-utility money pool (the "Non-Utility Money Pool"). The Financings, the Plan Common Stock issuances, the Rights transactions, the Guarantees, the Utility Money Pool transactions and Non-Utility Money Pool Transactions are referred to as the "Securities Transactions."

        We have acted as Pennsylvania counsel to FirstEnergy and GPU in connection with the filing of the Application. All capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Application.

        In connection with this opinion, we have examined the Application and the exhibits thereto and the Merger Agreement, and originals, or copies certified to our satisfaction, of such corporate records of FirstEnergy, GPU and other entities, certificates of public officials, orders of regulatory bodies having jurisdiction over aspects of the Transaction, certificates of officers and representatives of FirstEnergy, GPU and other entities and such other documents, records and matters of law as we have deemed necessary for the purposes of this opinion.

        Based on the foregoing, and subject to the assumptions, qualifications and limitations hereinafter specified, we are of the opinion that the laws of the Commonwealth of Pennsylvania applicable to the Transactions have been complied with.

        This opinion in respect of the proposed Transactions as described in the Application is subject to the following assumptions or conditions:

                (i) The authorizations and approvals of the Transactions given by the Boards of Directors and shareholders of FirstEnergy and GPU remained in effect at the closings thereof and the Financing Transactions shall have been conducted in accordance with the applicable authorizations and approvals.

                (ii) The Transactions have been accomplished in accordance with required approvals, authorizations, consents, certificates and orders of all state and federal commissions or regulatory authorities having jurisdiction over any of the Transactions (including, with respect to the Merger, the approval and authorization of the Federal Energy Regulatory Commission under the Federal Power Act, the Federal Communications Commission under the Communications Act, the Nuclear Regulatory Commission under the Atomic Energy Act, the Pennsylvania Public Utility Commission ("PaPUC") under the applicable laws of the Commonwealth of Pennsylvania, the New Jersey Board of Public Utilities under the applicable laws of New Jersey and the New York Public Service Commission under laws of the State of New York) and all such required approvals, authorizations, consents, certificates, orders and registrations remained in effect at the closings thereof.

                (iii) With respect to those Transactions occurring after FirstEnergy became subject to registration pursuant to
                        Section 5 of the Act and the rules of the Securities and Exchange Commission thereunder, FirstEnergy has duly registered with the Securities and Exchange Commission as a holding company pursuant to Section 5 of the Act and the rules of the Securities and Exchange Commission thereunder.

                (iv) The Merger has been completed in accordance with the Merger Agreement; instruments of merger shall have been duly and validly filed with the Secretaries of State of the Commonwealth of Pennsylvania and State of Ohio, respectively, and such other corporate formalities as are required by the laws of such jurisdictions for the consummation of the merger contemplated by the Merger Agreement have been taken; and such merger became effective in accordance with the laws of Pennsylvania and Ohio, respectively.

                (v) The parties have obtained all consents, waivers and releases, if any, required for the Transactions under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

                (vi) The documentation necessary for the Financing Transactions shall constitute the valid, binding and enforceable obligations of the parties to such documents other than the FirstEnergy or other issuer thereof (the "Issuers") and each Issuer shall have received the agreed upon consideration for the securities in accordance with the authorizations and approvals referred to in subparagraphs (i) and (iii) above.

                (vii) A registration statement shall have been declared effective under the Securities Act of 1933 or an exemption from registration shall be applicable under such act with respect to each Financing Transaction and no stop order shall have been entered by the Securities and Exchange Commission with respect thereto.

                (viii) No opinions are expressed with respect to laws other than those of the Commonwealth of Pennsylvania. We understand that Jones, Day, Reavis & Pogue will rely on this opinion in giving its opinion with respect to the subject matter hereof and we hereby consent to such reliance.

                (ix) No stop order has been entered by the Securities and Exchange Commission with respect to the Registration Statement on Form S-4 (File No. 333-46444); and the issuance of shares of FirstEnergy common stock in connection with the Merger shall have been consummated in compliance with the Securities Act of 1933 and the rules and regulations thereunder.

                (x) That all action under state "Blue Sky" laws to permit the consummation of the Transactions have been completed.

                (xi) Penelec and Met-Ed will have received all necessary approvals, if any, from the PaPUC prior to entering into any financing transaction, participating in the Utility Money Pool or entering into any Anticipatory Hedge or any other interest rate management device, as more fully described in the Application.

                (xii) We have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. As to various questions of fact material to such opinions we have, when relevant facts were not independently established, relied upon certificates by officers of FirstEnergy, GPU and other appropriate persons and statements contained in the Application.

        We hereby consent to the filing of this opinion as an exhibit to the Application.



                                              Respectfully yours,



                                              RYAN, RUSSELL, OGDEN & SELTZER LLP